Exhibit 99.1(a)(5)(c)

333 Corporate Woods Parkway Vernon Hills, Illinois 60061.3109 U.S.A. Telephone +1.847.634.6700 Facsimile +1.847.913.8766 www.zebra.com

FOR IMMEDIATE RELEASE

    Zebra Technologies and Fargo Electronics Settle Lawsuit
Brought by Purported Stockholder and Extend Tender Offer

    Vernon Hills, IL, and Eden Prairie, MN, August 30, 2001—Zebra Technologies Corporation (Nasdaq: ZBRA) and Fargo Electronics, Inc., (Nasdaq: FRGO) today announced that they reached a settlement in a lawsuit brought by James Stewart against Fargo, members of Fargo's board of directors and Zebra. The lawsuit was related to the planned acquisition of Fargo by Zebra pursuant to Zebra's offer to purchase all of the outstanding shares of Fargo common stock (including the associated rights to purchase preferred stock) for $7.25 in cash, which commenced on August 3, 2001. A summary of the lawsuit was filed with the U.S. Securities and Exchange Commission (SEC) on August 15, 2001.

    Zebra and Fargo believe that the lawsuit was without merit and intended to vigorously defend the lawsuit. However, all parties involved have now entered into a settlement agreement setting forth an agreement to settle the lawsuit. In the settlement, Zebra and Fargo agree that, among other things, by August 30, 2001: (1) the acquisition agreement would be amended to reduce the amount of the termination fee payable by Fargo to Zebra under certain circumstances from $5.6 million to $4.1 million; (2) Fargo would amend certain disclosures in the Schedule 14D-9 filed with the SEC by Fargo to provide additional information regarding the dates of historical discussions with other parties and valuation methodologies used by Raymond James & Associates, Inc., Fargo's financial adviser in connection with the transaction; and (3) the expiration date of the offer would be extended by 15 days through September 14, 2001. This agreement is subject to final court approval.

    Pursuant to the terms of the settlement, Zebra hereby extends its pending tender offer for all outstanding shares of common stock (including associated rights) of Fargo to Midnight, New York City time, on September 14, 2001. Zebra, however, intends to extend the offer until expiration or termination of the HSR waiting period, subject to the provisions of the acquisition agreement. The offer was previously scheduled to expire at Midnight, New York City time, on August 30, 2001.

    As of 3:00 p.m., New York City time, on August 30, 2001, 7,794,903 shares of Fargo common stock (including guaranteed deliveries), which represent 66.3% of the total shares outstanding, had been tendered.

    This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Fargo common stock. All stockholders should read the tender offer statement, as amended (including the offer to purchase, a related letter of transmittal and other offer documents), that was filed with the SEC by Zebra, and the solicitation/recommendation statement that was filed with the SEC by Fargo. These statements contain important information that stockholders should consider before making any decision regarding tendering their shares. Stockholders are able to obtain these statements, as well as other filings containing information about Zebra and Fargo, without charge, at the SEC's Web site www.sec.gov. Stockholders are also able to obtain copies of these documents, at no charge, by contacting Zebra's information agent, Mellon Investor Services LLC, at (800) 261-8056. Copies of these documents may also be obtained, at no charge, by directing such requests to Zebra's Chief Financial Officer at (847) 793-6730.

    Fargo Electronics, Inc., is the world's leader in innovative technologies for desktop plastic card personalization systems. Fargo printing systems create personalized plastic identification cards complete with digital images and text, lamination, and electronically encoded information. More than 50,000 Fargo systems are currently installed throughout the U.S. and in over 100 other countries. For more information, visit Fargo's Web site at http://www.fargo.com.

    Zebra Technologies Corporation manufactures and distributes Zebra-brand on-demand thermal bar code label printers and Eltron®-brand instant-issuance plastic card printers used in automatic identification, personalization and security applications worldwide. The company, with an installed base of two million printers, also offers software and related supplies, including more than 1,000 label and ribbon combinations. Zebra's customers include more than 70 percent of the FORTUNE 500. Information about Zebra Technologies Corporation can be found at www.zebracorporation.com.

For Information, Contact:
Charles R. Whitchurch Chief Financial Officer Zebra Technologies Corporation Phone: 847.634.6700 Fax: 847.821.2545	Paul Stephenson Chief Financial Officer Fargo Electronics, Inc. Phone: 952.946.6330 Fax: 952.941.7836